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                                                                 EXHIBIT (99)(D)

                              EMPLOYMENT AGREEMENT

     This EMPLOYMENT AGREEMENT, made and entered into as of this 18th day of November, 1997, by and between First Union Corporation (the "Company"), a North Carolina corporation and Terrence A. Larsen ("Mr. Larsen");

     In consideration of the mutual covenants herein contained, the parties hereby agree as follows:

                            ARTICLE I -- EMPLOYMENT

     The Company hereby agrees to employ Mr. Larsen, and Mr. Larsen hereby agrees to be employed by the Company upon the terms and conditions set forth in this Agreement.

                        ARTICLE II -- TERM OF EMPLOYMENT

     The term of Mr. Larsen's employment shall commence immediately upon consummation of the acquisition of CoreStates Financial Corp ("CoreStates") by the Company (the "Merger") and, subject to the provisions of Article V, shall terminate on the expiration of five years next following said date unless extended by mutual agreement (the "Period of Employment").

           ARTICLE III -- COMPENSATION AND REIMBURSEMENT OF EXPENSES

     Section 3.1 COMPENSATION. For all services rendered by Mr. Larsen in any capacity under this Agreement, the Company shall pay him during the Period of Employment as compensation (i) an annual salary of not less than $1,000,000.00 and (ii) such bonus, if any, as may be awarded to him by the Board of Directors of the Company or by a Committee designated by the Board. The total amount of Mr. Larsen's annual salary and cash bonus shall in no event be less than $2,500,000.00 per year. Such salary shall be payable in accordance with the Company's customary payroll practices, and any such bonus shall be payable in the manner specified by the Board of Directors of the Company or by a Committee designated by the Board. An award to Mr. Larsen under any of the Company's management incentive plans shall be considered to be a bonus for the purposes of this Section.

     Section 3.2 REIMBURSEMENT OF EXPENSES. The Company shall pay or reimburse Mr. Larsen for all reasonable travel and other expenses incurred by him in performing his obligations under this Agreement. Such expenses shall be appropriately submitted and approved in accordance with the Company's policies applicable to its senior executives.

                     ARTICLE IV -- OTHER EMPLOYEE BENEFITS

     Section 4.1 VACATION AND SICK LEAVE. Mr. Larsen shall be entitled to the same paid annual vacation periods and sick leave during the Period of Employment as the most senior executives of the Company.

     Section 4.2 EMPLOYEE BENEFIT PLANS OR ARRANGEMENTS. In addition to the cash compensation provided for in Article III hereof, Mr. Larsen shall be entitled to participate in all employee benefit plans and fringe benefits and perquisite programs of the Company applicable to senior executives during the Period of Employment, as presently in effect or as they may be modified or added to by the Company from time to time, including, without limitation, plans providing retirement benefits, medical insurance, life insurance, disability insurance, and accidental death or dismemberment insurance, provided that retirement benefits and disability benefits pursuant to such plans would not be payable until the Period of Employment has expired, except that death benefits under such plans shall be payable in accordance with the terms thereof should Mr. Larsen die during the Period of Employment. Notwithstanding the above, should Mr. Larsen terminate his employment pursuant to Section 5.1 prior to the expiration of the Period of Employment, the Company reserves the right to satisfy its obligation to provide benefits under the Company's employee benefit plans, through a plan, program or other arrangement outside to its existing employee benefits plans, provided that such benefits are substantially similar as those which would be available to Mr. Larsen under such employee benefit plans.

     Section 4.3 COMPANY'S EXECUTIVE COMPENSATION PLANS. In addition to the cash compensation provided for in Article III hereof and the employee benefits of the Company provided for in Section 4.2 of this Article, Mr. Larsen, subject to the provisions of this Agreement, shall be entitled to participate in executive compensation plans of the Company applicable to senior executives during the Period of Employment, as presently in effect or as they may be modified or added to by the Company from time to time, including without limitation, management incentive plans and deferred compensation plans.


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However, except as provided below, participation in any of the Company's stock compensation plans shall be at the sole discretion of the Company's Board of Directors or an appropriate Committee thereof.

     With respect to any stock options granted pursuant to this Section 4.3 or elsewhere pursuant to this Agreement or pursuant to employee stock purchase plans that are intended to qualify for special income tax treatment under
Section 421 through 424 of the Internal Revenue Code (the "Code"), should Mr. Larsen's employment with the Company be terminated pursuant to Section 5.1, Mr. Larsen's status as an "employee" for purposes of such Code sections will cease effective with such date of termination.

     The Company agrees to grant Mr. Larsen a restricted stock award of 100,000 shares of the Company's common stock during the calendar year in which the Merger is consummated and a restricted stock award of an additional 100,000 shares during the following calendar year. The first such award would vest immediately, provided that the transfer restrictions on such shares shall lapse 25% per year over a four-year period and the second such award would vest
33 1/3% per year over a three-year period. In addition, the Company agrees to grant Mr. Larsen a 200,000 share option for the Company's common stock during the calendar year in which the Merger is consummated and to grant a further 200,000 share option for the Company's common stock during the following calendar year. Such options shall be granted at fair market value on the date of grant, shall be immediately vested but shall not be exercisable until the first anniversary of such grant, and shall contain other terms normally used by the Company on its grants to senior executives, except as otherwise specified herein.

     Section 4.4 PRIOR SERVICE. For all purposes under this Agreement, Mr. Larsen's service and compensation with CoreStates shall be treated as service and compensation with the Company except to the extent that such treatment would be impermissible under applicable law.

        ARTICLE V -- TERMINATION BENEFITS; RETIREMENT AND DEATH BENEFITS

     Section 5.1 TERMINATION OF PERIOD OF EMPLOYMENT. If Mr. Larsen's employment with the Company terminates for any reason, prior to expiration of the Period of Employment, the Company (i) shall thereafter pay Mr. Larsen, or in the event of his death, either the beneficiary previously designated by him in writing to the Company or his estate, at an annual rate of $2,500,000.00, payable in the manner provided in Article III above for the payment of Mr. Larsen's salary, for any unexpired portion of the Period of Employment, and after any such unexpired portion shall have elapsed the Company shall thereafter guarantee the annual retirement income set forth in Section 5.2 below: (ii) shall honor its commitments under Section 5.3; and (iii) shall continue to make all grants set forth in Section 4.3 to Mr. Larsen or his estate, and in addition shall cause any options granted under Section 4.3 to remain exercisable for their entire original term.

     Section 5.2 RETIREMENT. Upon the expiration of the Period of Employment, the Company shall thereafter and for the life of the second to die of Mr. Larsen and his current spouse, Marilyn Larsen ("Spouse"), guarantee Mr. Larsen or such Spouse, as applicable, an annual retirement income of $1,000,000.00. The monthly amount of this benefit ("Monthly Benefit") will be calculated as the excess of $83,333.00 over the sum of (i) the monthly Social Security primary insurance amount to which Mr. Larsen and such Spouse would be entitled at the later of age 62 or Mr. Larsen's and such Spouse's age on the date of Mr. Larsen's retirement,
(ii) the monthly amount of any non-qualified retirement benefit payable to Mr. Larsen and, if applicable, to such Spouse, assumed by the Company through the Merger or payable by the Company, (iii) the monthly amount of the qualified pension benefit to which Mr. Larsen and, if applicable, such Spouse are entitled under the Company's Pension Plan, and (iv) the monthly amount of any qualified or non-qualified retirement benefit payable to Mr. Larsen and, if applicable, such Spouse from any predecessor employer other than CoreStates. For purposes of determining the Monthly benefit, the benefits described in (ii), (iii) and (iv) shall be stated in the form of a single life annuity commencing on the date upon which Mr. Larsen or his Spouse, as applicable, is first entitled to receive the retirement benefits described in this Section 5.2, regardless of whether Mr. Larsen or such Spouse, as applicable, elects to receive such benefits in such form. In the event of a written request made by Mr. Larsen prior to the beginning of the calendar year preceding the calendar year in which the benefits under this Section would otherwise commence, in the sole discretion of the Company's Board of Directors or an appropriate Committee thereof, consistent with its treatment of other senior executives such benefits may be paid in a lump sum distribution. Such a lump sum shall be the actuarial equivalent present value, determined as of the date of the Monthly Benefit is scheduled to commence, of the Monthly Benefit payable as a monthly annuity until the date of death of the last to die of Mr. Larsen and Spouse, with annuity payments guaranteed until both Mr. Larsen and Spouse attain age 80. For purposes of this lump sum calculation, the discount rate shall be seven percent and mortality (after age 80) determined under the 1996 Group Annuity Mortality Table. In the event Spouse remarries following Mr. Larsen's death. Spouse shall receive no remaining payments under this Section 5.2 and all such remaining payments shall be divided equally among the surviving children of Mr. Larsen.


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     Section 5.3 SPLIT DOLLAR LIFE INSURANCE. Commencing on inception of Mr.
Larsen's employment under this Agreement, and for Mr. Larsen's lifetime, to the extent Mr. Larsen is insurable at standard rates when the policy is initially purchased, the Company shall provide a split dollar life insurance policy with an insurance company reasonably acceptable to Mr. Larsen and with a total death benefit of $20,000,000, $15,000,000 of which would be payable to the designated beneficiary of Mr. Larsen (or his assignee) and the remaining $5,000,000 of which would be payable to the Company. The Company shall pay all premiums related to such policy. Mr. Larsen shall have the right to the cash value under the policy at any time. Such policy shall have a sufficient cash surrender value so that Mr. Larsen (or his assignee) may borrow up to $750,000 per year after attaining age 65 without reducing the otherwise payable death benefit under the policy.

                ARTICLE VI -- INCOME AND EXCISE TAX WITHHOLDING

     The Company shall have the right to effect income and/or excise tax withholding on any payments made under or pursuant to this Agreement to the extent required under applicable law. In the event that any excise taxes ("Excise Taxes") that may be imposed by Section 4999 of the Code become payable by Mr. Larsen due to any of the payments to Mr. Larsen set forth above or from any other plans, agreements or arrangements of the Company, CoreStates or their affiliates for any reason, the Company will pay to Mr. Larsen an additional amount ("Gross-up Payment") at least 60 days prior to the due date for payment of such Excise Taxes in an amount such that after payment by Mr. Larsen of all taxes (including, without limitation, all income and employment tax and Excise Tax and treating as a tax the disallowance of any deduction of Mr. Larsen by virtue of the inclusion of the Gross-up Payment in his adjusted gross income), and interest and penalties with respect to such taxes imposed upon the Gross-up Payment, Mr. Larsen retains an amount of the Gross-up Payment equal to the Excise Taxes. The Company shall notify Mr. Larsen of its determination of the amount of such payment subject to the Excise Tax (which determination shall be made by a "big six" accounting firm acceptable to Mr. Larsen if he so requests) and shall provide Mr. Larsen with a receipt for the Excise Tax paid. Mr. Larsen shall report the amount indicated in the Company's notice as the amount subject to Excise Tax on his federal income tax return.

     For purposes of determining the amount of the Gross-up Payment, Mr. Larsen shall initially be deemed to pay federal income taxes at the highest marginal rate of federal income taxation for the calendar year for which the Gross-up Payment is to be made and any applicable state income taxes at the highest marginal rate of taxation for such calendar year, net of the reduction in federal income taxes at such highest marginal rate which could be obtained from deduction of such state income taxes. If reasonably requested by the Company, such amounts shall be recalculated based on the actual marginal tax rates of Mr. Larsen (as certified by Mr. Larsen's accountants) at the time he files his return for the calendar year in which such Gross-up Payment is made. If Mr. Larsen's actual marginal tax rates are less than the highest marginal tax rates used in calculating the additional amounts paid by the Company, Mr. Larsen'shall refund to the Company, on or before June 1 of the calendar year following the year of the Gross-up Payment, the excess of the amount paid over the amount that would have been paid by the Company had the actual marginal tax rates been paid.

     If, for any reason, the Internal Revenue Service or any other taxing authority proposes an adjustment to the amount of Excise Tax due with respect to any payments or with respect to any additional amounts received by Mr. Larsen pursuant to this Agreement, Mr. Larsen will notify the Company within 15 business days after his receipt of any written notice of such proposed adjustment and shall give the Company the right to contest such proposed adjustment on his behalf: provided, however, that Mr. Larsen may pay such claim if the Company does not take any action prior to the time such payment is due. The Company shall bear and pay directly all costs related to or associated with any contest and shall have complete control over such contest as it relates to the Excise Tax, including whether such contest shall be by the way of resisting payment of the Excise Tax, not paying the Excise Tax except under protest, or making payment of the Excise Tax and claiming a refund thereof. The Company shall (a) pay to Mr. Larsen an amount equal to the Excise Tax due to the Internal Revenue Service by Mr. Larsen as a result of the outcome of any contest, including any penalties or interest thereon, and (b) a Gross-up Payment computed in the same manner and subject to the same adjustments as other Gross-up Payments described above.

     In the event that the amount of any additional payments made pursuant to this Article VI or amounts withheld by the Company related to any payments under the Agreement exceed the amount subsequently determined to have been due, and Mr. Larsen receives a refund in respect of any such excess, the excess additional amounts shall constitute a loan by the Company to Mr. Larsen payable within 30 days after receipt by Mr. Larsen of the refund from the Internal Revenue Service together with any interest received thereon.

     The Company's obligation to make such additional payments pursuant to this Agreement shall continue until the statute of limitations (including any extension thereof) applicable to Mr. Larsen's receipt of any payment has expired.


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     For purposes of this Article Vl any reference to Mr. Larsen'shall be deemed to include his Spouse with respect to payments made to such Spouse after Mr. Larsen's death and shall also be deemed to include Mr. Larsen's estate and/or beneficiaries with respect to payments or adjustments provided for in this
Article VI.

                ARTICLE VII  -- TERMINATION OF PRIOR AGREEMENTS

     This Agreement contains the entire understanding between the parties hereto relating to the employment of Mr. Larsen by the Company and describes the coordination of prior, existing and future compensation, retirement and death benefits payable to Mr. Larsen and his Spouse by the Company or any predecessor or other employer and supersedes any and all prior employment agreements between CoreStates or any of its affiliates or predecessors and Mr. Larsen.

            ARTICLE VIII -- CONSOLIDATION, MERGER OR SALE OF ASSETS

     Nothing in this Agreement shall preclude the Company from consolidating or merging into or with, or transferring all or substantially all of its assets to, another corporation which assumes this Agreement and all obligations and undertakings of the Company hereunder. Upon such a consolidation, merger or transfer of assets, the term "Company" as used herein, shall mean such other corporation, this Agreement shall continue in full force and effect and the Company shall cause such successor "Company" hereunder expressly to assume this Agreement.

                        ARTICLE IX -- GENERAL PROVISIONS

     Section 9.1 NONASSIGNABILITY. Neither this Agreement nor any right or interest hereunder shall be assignable by Mr. Larsen, his beneficiaries, or legal representatives without the Company's prior written consent: provided, however, that nothing shall preclude (i) Mr. Larsen from designating a beneficiary to receive any benefit payable hereunder upon his death, or (ii) the executors, administrators, or other legal representatives of Mr. Larsen or his estate from assigning any rights hereunder to the person or persons entitled thereunto.

     Section 9.2 BINDING AGREEMENT. This Agreement shall be binding upon, and inure to the benefit of Mr. Larsen and the Company and their respective successors and permitted assigns.

     Section 9.3 AMENDMENT OR MODIFICATION OF AGREEMENT. This Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto. In the event the staff of the Securities and Exchange Commission advises the Company that any provision of this Agreement will preclude the Merger from being accounted for as a pooling of interests, the Company and Mr. Larsen'shall negotiate alternative compensation or other provisions of equivalent value acceptable to the staff of the Securities and Exchange Commission with respect to pooling.

     Section 9.4 SEVERABILITY. If, for any reason, any provision of this Agreement is held invalid, such invalidity shall not affect any other provision of this Agreement not held so invalid, and each such other provision shall to the full extent consistent with law continue in full force and effect. If any provision of this Agreement shall be held invalid in part, such invalidity shall in no way affect the rest of such provision not held so invalid and the rest of such provision, together with all other provisions of this Agreement, shall to the full extent consistent with law continue in full force and effect.

     Section 9.5 INSURANCE. Except as otherwise provided herein, Company at its discretion may apply for and procure in its own name and for its own benefit, life insurance on Mr. Larsen and his Spouse in any amount or amounts considered advisable, and Mr. Larsen and his Spouse shall have no right, title or interest therein, and further, Mr. Larsen agrees to submit, and to request his Spouse to submit, to any medical or other examination and to execute and deliver any applications or other instruments in writing, reasonably necessary to effectuate such insurance.

     Section 9.6 COMPETITION. Prior to expiration of five years from the effective date of Mr. Larsen's employment pursuant to Article II hereof, Mr. Larsen will not become an employee, in the states where CoreStates or any of its bank subsidiaries has a branch office on the date of this Agreement, of any financial services company, bank, savings and loan association, savings bank, whether federally or state chartered, or a subsidiary thereof. Mr. Larsen expressly acknowledges the reasonableness of such restrictions and such geographic area. Further, Mr. Larsen will not enter into or become interested in such an organization on his own account, except that he may acquire equity interests of not more than 5% of any such organization from time to time as an investment.

     Section 9.7 NOTICES. All notices under this Agreement shall be in writing and shall be deemed effective when delivered in person (in the Company's case, to its Secretary) or twenty four (24) hours after deposit thereof in the U.S. mail, postage prepaid, for delivery as registered or certified mail -- addressed, in the case of Mr. Larsen, to him at this residential address, and in the case of the Company, to its corporate headquarters, attention of the Secretary, or to such other address as


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Mr. Larsen or the Company may designate in writing at any time or from time to time to the other party. In lieu of notice by deposit in the U.S. mail, a party may give notice by telegram, facsimile or telex.

     Section 9.8 LEGAL AND ACCOUNTING FEES. The Company shall reimburse Mr. Larsen for (i) all reasonable legal and accounting fees and disbursements incurred by Mr. Larsen in connection with the negotiation and preparation of this Agreement and (ii) all reasonable legal and accounting fees and disbursements incurred by Mr. Larsen in connection with any dispute over the enforcement of Mr. Larsen's rights under this Agreement, unless Mr. Larsen is adjudicated to have brought such action not in good faith.

                          ARTICLE X -- APPLICABLE LAW

     This Agreement shall be governed and construed in accordance with the laws of the State of North Carolina.

     IN WITNESS WHEREOF, the Company has caused this Agreement to be executed and its seal affixed hereunto by its officers thereunto duly authorized, and Mr. Larsen has signed this Agreement under seal, all as of the date and year first above written.

     FIRST UNION CORPORATION IN WITNESS WHEREOF, the Company has caused this Agreement to be executed and its seal affixed hereunto by its officers thereunto duly authorized, and Mr. Larsen has signed this Agreement under seal, all as of the date and year first above written.

                                        FIRST UNION CORPORATION

                                        By: /s/ _____EDWARD E. CRUTCHFIELD______
                                                  Edward E. Crutchfield

Attest:

/s/______MARION A. COWELL, JR.________
Secretary

(Corporate Seal)

                                        /s/_______TERRENCE A. LARSEN______(SEAL)
                                                 Terrence A. Larsen